FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                            Report of Foreign Issuer


                                27 February 2003



                                CRH Appointment
                            Finance Director Designate




                           CRH public limited company
                           Belgard Castle, Clondalkin,
                               Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: CRH Appointment, Finance Director Designate


This report on Form 6-K is deemed to be incorporated by reference in the prospectus contained in the registration statement on Form F-3
(No.333-13648) and the registration statements on Form S-8 (Nos. 333-90808, Nos. 333-6040, 333-8720, 333-10430 and 333-13308) of CRH plc, and to be
part thereof from the date on which this Report has been filed, to the extent not superceded by documents or reports subsequently filed or furnished.




                                  NEWS RELEASE

                                                               February 27, 2003

                                 CRH APPOINTMENT
                           FINANCE DIRECTOR DESIGNATE


CRH plc announces the appointment of Mr. Myles Lee as Finance Director Designate of the Group. He will take over at the end of the current financial year, on the retirement of Mr. Harry Sheridan.

Mr. Sheridan joined the Group in October 1967 and has served as Finance Director since December 1987. Mr. Lee, aged 49, joined the Group in 1982 and became General Manager Finance in January 1988.


                          -------o-----O-----o-------



Contact : +353 (0) 1 404 1000
Liam O'Mahony, Chief Executive
Harry Sheridan, Finance Director



CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.4041000
                               FAX +353.1.4041007

    E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam
                            Square, Dublin 2, Ireland




                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  CRH public limited company
                                                         (Registrant)

Date: 27 February 2003

                                                  By: ___/s/ M. P. Lee___

                                                      M. P. Lee
                                                      Finance Director Designate